November 17, 2010

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Via EDGAR and Facsimile (202-772-9198)

Re:	Comprehensive Care Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed April 15, 2010

Form 10-Q for the Quarter Ended June 30, 2010

Filed August 16, 2010

File No. 001-09927

Dear Mr. Riedler:

I refer to your request for further information and comments on our disclosure as detailed in your letter dated November 3, 2010 to Clark A. Marcus, regarding the Form 10-K for the fiscal year ended December 31, 2009 and the Form 10-Q for the quarter ended June 30, 2010, both filed by Comprehensive Care Corporation (“CompCare” or the “Company”). To facilitate the staff’s review, we have included the captions and comments from the letter with the Company’s response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 3

1.	On page 44, you disclose that one contract with a health plan accounted for 23.1% of your revenues for the year ended December 31, 2009, and another contract with an HMO accounted for 27.1% of your operating revenues for the year ended December 31, 2009.

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Please file copies of these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K and provide draft disclosure to be included in the Business section of your next Form 10-K of all the material terms of these agreements, including payment provisions, the markets to which these agreements relate and any exclusivity provisions. Alternatively, please provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on these agreements.

Response: As of the date of this letter and going forward, we do not believe that the Company substantially depends on these contracts. This conclusion is based on the following reasons:

a.	The counterparty to one of the contracts has given notice of termination of the contract effective as of December 31, 2010 and, thus, it will have no financial impact on the Company’s future earnings. Due to the growth of the company, the other contract now represents only approximately 5% of the Company’s current annualized revenues.

3405 W. Dr. Martin Luther King Jr. Blvd. — Suite 101 — Tampa, FL 33607

813-288-4808 — Fax: 813-288-4844

b.	The majority of all costs associated with these contracts can be eliminated within 30 days of the termination of such contract.

c.	Neither contract made any material contribution towards covering our fixed overhead costs for 2009, nor are they expected to in 2010. Net margins from these contracts are small and immaterial to our net loss.

d.	These contracts contain 90-day cancellation clauses, which allows them to be terminated upon short notice.

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Please confirm that in the future, to the extent applicable, you will provide disclosure regarding your dependence on one or a few major customers and identify any customers that account for a significant portion of the company’s revenues in the Business section of the filing. See Item 101(h)(4)(vi) of Regulation S-K.

Response: We confirm that, in our future filings, we will provide, to the extent applicable, disclosure regarding our dependence on a major customer that accounts for a significant portion of our revenues in the Business section.

Recent Developments, page 7

2.	You disclose that during the period from January 1 through April 1, 2010, you added five new clients and significantly expanded services to one existing client and estimate aggregate revenues of approximately $8.0 million from these new contracts in 2010 and approximately $11.2 million in annual revenues thereafter without disclosure of the projected net income (loss) and/or earnings (loss) per share from these new contracts. Similarly, you provide projected annual revenues of CCPR due to your Agreement for the Provision of Services with MMM Healthcare, Inc. and PMC Medicare Choice, Inc. on page 26 of your Form 10-Q for the quarter ended June 30, 2010 without disclosure of the net income (loss) and/or earnings (loss) per share under the agreement. Item 10(b)(2) of Regulation S-K provides that projected revenues should be disclosed with the projected net income (loss) and/or earnings (loss) per share to put the projected revenues in a proper context. In your Form 10-Q for the quarter ended September 30, 2010, please revise your disclosure concerning the above referenced projections to present your revenue projections with the projected net income (loss) and/or earnings (loss) per share.

Response: We included revised disclosure in our Form 10-Q for the quarter ended September 30, 2010, filed on November 15, 2010, to present revenue projections with the projected net income (loss) and earnings (loss) per share.

3405 W. Dr. Martin Luther King Jr. Blvd. — Suite 101 — Tampa, FL 33607

813-288-4808 — Fax: 813-288-4844

Form 10-Q for the Quarter Ended June 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 25

3.	You disclose that on August 13, 2010, CompCare de Puerto Rico, Inc. (CCPR) entered into an Agreement for the Provision of Services with MMM Healthcare, Inc. and PMC Medicare Choice, Inc. whereby CCPR will become the exclusive provider of mental health and substance abuse services and pharmacy prescription drugs management services to members of MMM/PMC’s benefit health plans in Puerto Rico. Please confirm that you will file a copy of this agreement with your Form 10-Q for the quarter ended September 30, 2010.

Response: We filed a copy of the agreement with our Form 10-Q for the quarter ended September 30, 2010, filed on November 15, 2010, as Exhibit 10.21. We have submitted an application for confidential treatment with respect to portions of the agreement pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

* * * * *

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions or comments, please do not hesitate to call me at (813) 367-4320.

Sincerely,

/s/ Joe Crisafi
Joe Crisafi
Chief Financial Officer

3405 W. Dr. Martin Luther King Jr. Blvd. — Suite 101 — Tampa, FL 33607

813-288-4808 — Fax: 813-288-4844

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